UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

MakeMyTrip Limited (the “Company”) is incorporating by reference the information (i) provided under the headings titled “Other Events – A. Resignation of directors” and “Other Events – B. Appointment of new director”; and (ii) provided in Exhibit 99.1 only relating to its unaudited consolidated financial statements as of March 31, 2014 and for the three months and year ended March 31, 2014 and 2013 and the sections titled “Other Information – Share Repurchase”, “Fiscal 2014 Fourth Quarter and Full Year 2014 Financial Results” and “About Non-IFRS Financial Measures” set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

A.	Resignation of directors

Mr. Ravi Adusumalli and Mr. Mohammad Akhtar Janally resigned from the board of directors of the Company. The meeting of the board of directors was held on May 20, 2014 and the board of directors accepted and approved the resignation of these directors with effect from May 20, 2014. The board of the Company thanks Mr. Adusumalli and Mr. Janally for their services as directors of the Company.

B.	Appointment of new director

The Company announced the appointment of Mr. Naushad Ally Sohoboo as a director of the Company with effect from May 20, 2014. This appointment was made at the meeting of the board of directors held on May 20, 2014.

Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is 33, Edith Cavell Street, Port Louis, Mauritius.

The Company’s directors and executive officers as of May 21, 2014 are set forth below:

Name	Position/Title
Directors:
Deep Kalra	Director, Group Chairman and Group Chief Executive Officer
Keyur Joshi	Director and Group Chief Commercial Officer
Rajesh Magow	Director and Chief Executive Officer — India
Aditya Tim Guleri	Director
Philip C. Wolf	Director
Vivek N. Gour	Independent Director
Frederic Lalonde	Independent Director
Ranodeb Roy	Independent Director
Gyaneshwarnath Gowrea	Director
Naushad Ally Sohoboo	Director

Executive Officers(1):
Mohit Kabra	Group Chief Financial Officer
Mohit Gupta	Group Chief Business and Marketing Officer
Sanket Atal	Group Chief Technology Officer

Notes:

(1)	Other than directors who are also executive officers.

C.	On May 21, 2014, the Company issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2014 (i.e. quarter ended March 31, 2014) and for the fiscal year 2014 (i.e. year ended March 31, 2014). A copy of the earnings release dated May 21, 2014 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 21, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: May 21, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 21, 2014.